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                       CONSENT OF MCGLADREY & PULLEN, LLP

We consent to the use in the Registration Statement on Form SB-2 of our report dated August 18, 2000 (except for the last paragraph of Note 6 as to which the date is September 20, 2000) on the June 30, 2000 and 1999, consolidated financial statements of Quantech, Ltd. and Subsidiary (a development stage company) included herein and to the reference to our Firm under the captions "Experts" and "Selected Financial Data" in the Prospectus. Such report contains an explanatory paragraph relating to the uncertainty of the Company's ability to continue as going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.




                                             /s/ McGLADREY & PULLEN, LLP

                                             McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 8, 2001